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September 7, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xperi Inc.

Registration Statement on Form 10

Filed August 26, 2022

File No. 001-41486

Dear Sir or Madam:

We are in receipt of your comment letter dated September 2, 2022 (the “Comment Letter”), regarding the Registration Statement on Form 10 filed on August 26, 2022 by Xperi Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”). We submit herewith a revised copy of the above-referenced Registration Statement (“Amendment No. 1”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the SEC contained in the Comment Letter.

Set forth below are the Company’s responses to the comments in the Comment Letter. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1.

Division of Corporation Finance

Securities and Exchange Commission

September 7, 2022

Form 10 Filed on August 26, 2022

Exhibit 99.1

Management Discussion of Results of Operations of Xperi Product for the Three and Six Months ended June 30, 2022, page 81

Comment 1:	We note your discussion of the changes in revenue in the three and six month period ended June 30, 2022. Where a change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if material. Please revise to quantify the impact of each material factor affecting revenue. Refer to Item 303(b) of Regulation S-K.

Response 1:	In response to the Staff’s comment, the Company has revised the disclosure on pages 82 and 83 of Exhibit 99.1 to Amendment No. 1.

Description of Our Capital Stock, page 161

Comment 2:	Please provide disclosure of the exclusive forum provisions contained in your articles of incorporation. Also provide risk factor disclosure describing the risks or other impacts to shareholders. With respect to the exclusive federal forum for Securities Act claims, state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response 2:	In response to the Staff’s comment, the Company has revised the disclosure on pages 48-49 and 162 of Exhibit 99.1 to Amendment No. 1.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (650) 470-4620 or Gregg Noel at (650) 470-4540.

Sincerely,

/s/ Mike Ringler
Mike Ringler

cc:	Kathleen Collins, Accounting Branch Chief
Christine Dietz, Senior Staff Accountant
Kathleen Krebs, Special Counsel
Jan Woo, Legal Branch Chief
Paul Davis, Chief Legal Officer and Corporate Secretary, Xperi Holding Corporation
Mike Ringler, Skadden, Arps, Slate, Meagher & Flom, LLP
Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom, LLP

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